COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the six months ended June 30,
	2002	2001

EARNINGS
Pre-tax income (loss)	$(72,135)	$7,177
Fixed charges	1,919	4,595

Total	$(70,216)	$11,772

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$1,099	$3,971
Interest portion of rental expenses	820	624

Total fixed charges	$1,919	$4,595

Ratio of earnings to fixed charges	(a)	2.6x

(a) Earnings were insufficient to cover fixed charges by $72.1 million in 2002.